Mail Stop 3561

May 18, 2010

Bob Sasser
President and Chief Executive Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

> **Re:** **Dollar Tree, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed March 19, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 17, 2010**
> **File No. 000-25464**

Dear Mr. Sasser:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 30, 2010

Item 9A. Controls and Procedures, page 51

Evaluation of disclosure controls and procedures, page 51

1. In future filings, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e), or simply state, if true, that such

officers concluded that your disclosure controls and procedures, as defined in
Exchange Act Rule 13a-15(e), were effective at the reasonable assurance level as
of the end of the period covered by the report. Please refer to Item 307 of
Regulation S-K. Please confirm in writing that you will do so and also explain to
us in sufficient detail for an understanding of the disclosure how you intend to
comply by providing us with your proposed revisions.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K, page 53

2. It appears that you may have material contracts that are required to be included as
   exhibits to your Form 10-K; however, we note that you do not list any material
   contracts as exhibits to your Form 10-K. Please amend your Form 10-K to
   include or incorporate by reference your material contracts or advise. Please refer
   to Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Committee Interlocks and Insider Participation, page 19

3. Your disclosure under this heading addresses some but not all of the potential
   relationships set forth in Item 407(e)(4)(iii) of Regulations S-K. To the extent
   that you include negative disclosure covering some of the relationships addressed
   in Item 407(e)(4)(iii) of Regulation S-K, in future filings please revise to address
   each type of potential relationship. Please confirm in writing that you will do so
   and also explain to us in sufficient detail for an understanding of the disclosure
   how you intend to comply by providing us with your proposed revisions.

* * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may wish to provide us with marked copies of your
disclosure to expedite our review. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in these filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director